CERTIFICATE OF AMENDMENT

                                       OF

                          CERTIFICATE OF INCORPORATION

     Diversified Investors Corporation, a corporation organized and existing under and by virtue of the General Corporation Law of the State of Delaware, does hereby certify:

     FIRST: That at a meeting of the Board of Directors of Diversified Investors Corporation, resolutions were duly adopted setting forth a proposed amendment of the Certificate of Incorporation of said corporation, declaring said amendment to be advisable and calling a meeting of the stockholders of said corporation for consideration thereof. The resolution setting forth the proposed amendment is as follows:

     RESOLVED, that the Certificate of Incorporation of this corporation be amended by changing the Article thereof numbered "Fourth" so that, as amended said Article shall be and read as follows:

     "The corporation shall have the authority to issue an aggregate of 50,000,000 shares of 0.0001 cent par value, all one class which shall be designated common stock."

     SECOND: that thereafter, pursuant to resolution of its Board of Directors, and the consent of stockholders in liew of shareholder meeting of said corporation in accordance with Section 228(a) of the General Corporation Law of the State of Delaware at which meeting of the necessary number of shares as required by statute were voted in favor of the amendment.

     THIRD: That said amendment as duly adopted in accordance with the provisions of Section 242 of the General Corporation law of the State of Delaware.

     IN WITNESS THEREOF, said Gregory Aurre has caused its corporate seal to be he4reunto affixed and this certificate to be signed by Gregory Aurre, its President and Gregory Aurre III, its Secretary this 1st day of December, 1998.

                                                     /S/ GREGORY AURRE

                                                    /S/ GREGORY AURRE III